                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                            (Amendment No. ________)1

                               Angeion Corporation
                  ---------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  ---------------------------------------------
                         (Title of Class of Securities)

                                   03462H 10 7
                  ---------------------------------------------
                                 (CUSIP Number)

                             James C. Colihan, Esq.
                                Coudert Brothers
                           1114 Avenue of the Americas
                        New York, NY 10036 (212) 626-4400
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 1997
                  ---------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

----------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                              Page 2 of 13 Pages

CUSIP No. 03462H 10 7                  13D
--------------------------------------------------------------------------------

1    Name of Reporting Person           Synthelabo
     S.S. or I.R.S. Identification No. of Above Person             000-00-0000
--------------------------------------------------------------------------------

2    Check the Appropriate Box If a Member of a Group*                  a.  |_|
                                                                        b.  |_|
--------------------------------------------------------------------------------

3    SEC Use Only
--------------------------------------------------------------------------------

4    Source of Funds*

              WC
--------------------------------------------------------------------------------

5 Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6    Citizenship or Place of Organization

                                             France
--------------------------------------------------------------------------------
                         7        Sole Voting Power
      Number of                       3,602,253
        Shares         ---------------------------------------------------------
     Beneficially        8        Shared Voting Power
       Owned By                          0
         Each          ---------------------------------------------------------
      Reporting          9        Sole Dispositive Power
        Person                        3,602,253
         With          ---------------------------------------------------------
                         10       Shared Dispositive Power
                                            0
--------------------------------------------------------------------------------

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        3,602,253
--------------------------------------------------------------------------------

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*    |_|

--------------------------------------------------------------------------------


13       Percent of Class Represented By Amount in Row (11)

                           10.5%
--------------------------------------------------------------------------------

14       Type of Reporting Person*

                           CO
--------------------------------------------------------------------------------





---------------------
        *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                              Page 3 of 13 Pages

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Angeion Corporation, a Minnesota corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3650 Annapolis Lane, Suite 170, Plymouth, MN 55447-5434.

Item 2.  Identity and Background.

         (a), (b), (c) and (f) The name of the person filing this Schedule 13D is Synthelabo, a societe anonyme organized and existing under the laws of France ("Synthelabo", also sometimes hereinafter referred to as the "Reporting Person").

         Synthelabo's principal business address is 22 avenue Galilee, 92352 Le Plessis-Robinson Cedex, France. Synthelabo is principally engaged in the pharmaceuticals business, specializing in the central nervous system, cardiovascular, urology and gastroenterology fields. L'Oreal, S.A., a societe anonyme organized and existing under the laws of France ("L'Oreal") owns approximately 56.7% of the voting stock of Synthelabo.

         L'Oreal's principal business address is 41 rue Martre, 92117 Clichy Cedex, France. L'Oreal is principally engaged in the cosmetics business. Gesparal S.A., a societe anonyme organized and existing under the laws of France ("Gesparal") owns approximately 53.65% of the voting stock of L'Oreal.

         Gesparal's principal business address is 14 rue Royale, 75001 Paris, France. Gesparal is a holding company. Mme. Liliane Bettencourt owns approximately 51% of the voting stock of Gesparal.

         L'Oreal, Gesparal and Mme. Bettencourt are hereinafter referred to as the "Related Persons." Schedule A sets forth with respect to each executive officer and director of each of the Reporting Person and the Related Persons, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship.

         (d) and (e) Neither the Reporting Person nor, to the best of its knowledge, any of the persons listed on Schedule A hereto, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of December 9, 1997, Synthelabo purchased, for $15,000,000, 2,251,408 shares of the Common Stock of the Issuer and a Common Stock Purchase Warrant (the "Warrant") entitling Synthelabo to purchase an additional 1,350,845 shares of the Common Stock of the Issuer pursuant to an Amended and Restated Investment and Master Strategic Relationship Agreement, dated as of October 9, 1997, between the Issuer and Synthelabo (the "Investment Agreement"). The source of the funds for such payment was working capital of Synthelabo.



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                                                              Page 4 of 13 Pages

Item 4.  Purpose of Transaction.

         Synthelabo acquired the 2,251,408 shares of the Common Stock and the Warrant of the Issuer for investment purposes and in connection with a strategic relationship formed between Synthelabo and the Issuer which includes a joint venture between the Issuer and an indirect, wholly owned subsidiary of Synthelabo and other commercial relationships. The Investment Agreement provides that Synthelabo may receive additional shares of the Common Stock at a point in the future if the market price of the Issuer's Common Stock is less than $5.125 at the applicable measurement date. In addition, pursuant to the Investment Agreement, Synthelabo must make additional purchases of Common Stock and warrants to purchase Common Stock of the Issuer in the future for an additional aggregate consideration of up to $15,000,000 in three installments of $5,000,000 each upon the attainment by the Issuer of certain milestones. The number of shares of Common Stock purchased, if any, at a subsequent closing shall be calculated by dividing $5,000,000 by a per share price representing a 20% to 30% premium over the then current market price ("Future Market Price"). The number of shares subject to warrants at such subsequent closing will be 60% of the number of shares purchased at such closing and will have an exercise price equal to the relevant Future Market Price. Synthelabo may also sell all or a portion of its shares of Common Stock in open-market or private transactions, depending upon prevailing market conditions or other factors, each in accordance with and subject to the terms of the Investment Agreement and applicable securities laws. Pursuant to the Investment Agreement, Synthelabo has the right to designate one nominee to serve upon appointment or election as a member of the Issuer's board of directors.

         Except as otherwise indicated above, the Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of the instructions to Item 4 or any similar action or effect. Nothing in this statement on Schedule 13D shall be deemed to preclude the Reporting

         Person from developing or implementing any such plan or proposal in the future.

Item 5.  Interest in Securities of the Issuer.

         (a) Synthelabo is the direct beneficial owner of 3,602,253 shares of the Common Stock of the Issuer, 2,251,408 shares currently held by Synthelabo and 1,350,845 shares subject to the Warrant, which constitute approximately 10.5% of the issued and outstanding shares of the Common Stock of the Issuer based upon information contained in the Issuer's quarterly report on Form 10-Q for the period ended October 31, 1997 and filed on December 15, 1997.

         L'Oreal owns approximately 56.7% of the voting stock of Synthelabo, with the remainder held by public shareholders. Gesparal holds approximately 53.65% of the voting stock of L'Oreal. Mme. Liliane Bettencourt owns 51% of the voting stock of Gesparal.

         (b) Synthelabo has sole power to vote and dispose of all of the shares beneficially owned by it as reported above.

         (c) Synthelabo acquired as of December 9, 1997, in a privately negotiated transaction, 2,251,408 shares of Common Stock of the Issuer and the Warrant to purchase 1,350,845 shares of Common Stock of the Issuer, (subject to adjustment if the market price of the Issuer's Common Stock is less than $5.125) for an aggregate purchase price of

                                                              Page 5 of 13 Pages

         $15,000,000. This equates to a price for 1 share of Common Stock and a warrant for 0.6 shares of Common Stock of $6.6625. The exercise price of the Warrant is $6.6625 per share, (subject to adjustment if the market price of the Issuer's Common Stock is less than $5.125).

         Except for the transaction described above, there have been no transactions in the shares of the Common Stock of the Issuer by any of the Reporting Person, the Related Persons or any of the executive officers or directors identified in response to Item 2 during the 60 days preceding the filing of this statement on Schedule 13D.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Investment Agreement, Synthelabo has entered into a standstill agreement with the Issuer under which Synthelabo has agreed not to acquire additional securities of the Issuer except in accordance with the standstill provisions of the Investment Agreement, not to solicit or participate in the solicitation of proxies or any election contest, form or join a "group" as defined in Section 13(d)(3) of the Securities Exchange Act of 1934 with respect to the Issuer's securities or to otherwise attempt to acquire control of the Issuer. Notwithstanding the foregoing, pursuant to the Investment Agreement, Synthelabo may make certain proposals to the disinterested directors of the Issuer to acquire additional shares of the Issuer which purchases may or may not be sufficient to give Synthelabo control of the Issuer. Synthelabo also has the right to participate in any process initiated by the Issuer to make proposals or negotiate to transfer control of the Issuer to a third party. In addition, the standstill provisions will not apply if a third party acquires a specified percentage ownership of the Issuer or launches a tender offer for in excess of 50% of the voting securities of the Issuer. Synthelabo has also agreed to certain restrictions on its right to dispose of or transfer its shares other than in registered offerings. Under certain circumstances Synthelabo has the right to demand registration of its shares of Common Stock or to have its shares of Common Stock included in a registration undertaken by the Issuer. The Investment Agreement also provides Synthelabo with certain share maintenance rights with respect to any future offerings of voting securities of the Issuer as well as certain anti-dilution rights with respect to its holdings of the Common Stock of the Issuer.

         Except as set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons referred to in Item 2 of this Schedule 13D or between such persons and any other person with respect to any of the securities of the Issuer, including, but not limited to, any relating to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

                                                              Page 6 of 13 Pages

Item 7.  Materials to Be Filed as Exhibits.

         1. Amended and Restated Investment and Master Strategic Relationship Agreement, between Synthelabo and Angeion Corporation, dated as of October 9, 1997 (together with Exhibits A-1, A-2, A-3, A-4 and A-5 thereto, the "Investment Agreement". The other exhibits to the Investment Agreement are omitted since they are unrelated to Item 6 matters.) (incorporated by reference to Exhibits 10.1, 10.7, 10.8, 10.9, 10.10 and 10.11 respectively, contained in the Issuer's Quarterly Report on Form 10-Q for the period ended October 31, 1997 filed on December 15, 1997).


                     [remainder of page intentionally blank]

                                                              Page 7 of 13 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 19, 1997

                                        SYNTHELABO


                                        By:      /s/ H. Guerin
                                              --------------------------
                                        Name:    Herve Guerin
                                        Title:   President du Conseil
                                                 d'Administration

                                                              Page 8 of 13 Pages

                                   SCHEDULE A


1.       DIRECTORS AND EXECUTIVE OFFICERS OF SYNTHELABO


Name and Principal                                                 Present Principal
Business Address;                   Position with                  Employment if not
Citizenship                         Synthelabo                     Stated at Left
-----------                         ----------                     --------------

Herve Guerin                        President
17 avenue de Madrid                   du Conseil
92200 Neuilly sur Seine,              d'Administration
France
Citizenship: French

Pierre Castres Saint-Martin         Administrateur et              Directeur General
11 rue Porto Riche                    Vice-President               Adjoint de L'Oreal
92190 Meudon, France
Citizenship: French

Jacques Baetz                       Administrateur
57 rue de Plaisance
92250 La Garenne-Colombes,
France
Citizenship: French

Regis Dufour                        Administrateur
32 chemin de la Foret               Vice-President Executif
78860 Saint Nom la Breteche,
France
Citizenship: French

Pierre Meneau                       Administrateur                 Gerant de G.D.I.E.
1 Allee des Sequoias
Corene Montfleury
38700 La Tronche, France
Citizenship: French

Yves Faivre                         Administrateur                 Directeur Economique
88 rue la Fontaine                                                 de L'Oreal
75016 Paris, France
Citizenship: French

Pierre Lepienne                     Administrateur
Le Moulin du Patis                  Vice-President Executif

02570 Chezy sur Marne,
France
Citizenship: French

Carlos Pomaret                      Administrateur                 President de l'Action Sociale
Le Petit Heurteloup                                                Pharmaceutique
Longnes
78980 Breval, France
Citizenship: French



                                                              Page 9 of 13 Pages



Gerard Chouraqui                    Administrateur                 Directeur General Adjoint de L'Oreal
58 boulevard du General                                            en charge de la Division des Produits
  Leclerc                                                          Publics
92200 Neuilly sur Seine,
France
Citizenship: French


2. DIRECTORS AND EXECUTIVE OFFICERS OF L'OREAL


Name and Principal                                                 Present Principal
Business Address;                   Position with                  Employment if not
Citizenship                         L'Oreal                        Stated at Left
-----------                         -------                        --------------

Lindsay Owen-Jones                  President du Conseil
14 rue Royale                         d'Administration
75008 Paris, France
Citizenship: U.K.

Pierre Castres Saint Martin         Administrateur et
14 rue Royale                         Directeur General
75008 Paris, France                   Adjoint
Citizenship: French

Francois Dalle                      Administrateur                 President de l'Institut International de
Villa Clairefontaine                                               l'Innovation et de la Prospective
14 chemin du Nant d'Argent

CH-1223 Cologny, Switzerland
Citizenship: French

Jose Daniel Gubert                  Administrateur                 Directeur General de Nestle SA Suisse
Chemin de Plantaz, 65
CH-1095 Lutry,
Switzerland
Citizenship: Spanish

Guy Landon                          Administrateur                 President de Artcurial SA
14 rue Royale
75008 Paris, France
Citizenship: French

Marc Ladreit de Lacharriere         Administrateur                 President de Fimalac SA
7 rue Boissonnade
75004 Paris, France
Citizenship: French

Olivier Lecerf                      Administrateur                 President de Financiere Lafarge SA
8 rue Guy de Maupassant
75116 Paris, France
Citizenship: French

Helmut Maucher                      Administrateur                 President de Nestle SA Suisse
9 chemin de la Fin
1802 Corseaux Canton de
  Vaud, Switzerland
Citizenship: German


                                                             Page 10 of 13 Pages




Jean-Pierre Meyers                  Administrateur                 Membre du Comite Strategique
3 Rond Point Saint James              et Vice-President            Gesparal/L'Oreal
92200 Neuilly sur Seine,
France
Citizenship: French

Jacques P. Vizioz                   Administrateur                 President de Moria SA
8 avenue Leon Heuzey
75016 Paris, France
Citizenship: French


Liliane Bettencourt                 Administrateur                 Business Woman
18 rue de Labordere
92200 Neuilly sur Seine,
France
Citizenship: French

Edouard de Royere                   Administrateur                 Administrateur de Air Liquide SA
4 rue de Chanaleilles
75007 Paris, France
Citizenship: French

Francoise Bettencourt-Meyers        Administrateur                 Administrateur de Gesparal SA
5 rue du 8 mai 1945
92110 Clichy, France
Citizenship: French

Peter Brabeck-Letmathe              Administrateur                 Directeur General de Nestle SA Suisse
55 avenue Nestle
CH-1800 Vevey, Switzerland
Citizenship: Austrian


                                                             Page 11 of 13 Pages



3. DIRECTORS AND EXECUTIVE OFFICERS OF GESPARAL


Name and Principal                                                  Present Principal
Business Address;                   Position with                   Employment if not
Citizenship                         Gesparal                        Stated at Left
-----------                         --------                        --------------

Andre Bettencourt                   President du Conseil
18 rue de Labordere                   d'Administration
92200 Neuilly sur Seine,
France
Citizenship: French

Francois Dalle                      Administrateur                  President de l'Institut International de
Villa Clairefontaine                  et Vice-President             l'Innovation et de la Prospective
14 chemin du Nant d'Argent
CH-1223 Cologny, Switzerland
Citizenship: French

Oswald Helmut Maucher               Administrateur                  President de Nestle SA Suisse

9 chemin de la Fin                    et Vice-President
1802 Corseaux Canton de
Vaud,
Switzerland
Citizenship: German

Jose Daniel Gubert                  Administrateur                  Directeur General de Nestle SA Suisse
Chemin de Plantaz, 65
CH-1095 Lutry, Switzerland
Citizenship: Spanish

Liliane Bettencourt                 Vice President et               Business Woman
18 rue de Labordere                   Administrateur
92200 Neuilly sur Seine,
France
Citizenship: French

Francoise Bettencourt-Meyers        Administrateur
3 Rond Point Saint James
92200 Neuilly sur Seine,
France
Citizenship: French

Jean-Pierre Meyers                  Administrateur                  Vice-President de L'Oreal
3 Rond Point Saint James
92200 Neuilly sur Seine,
France
Citizenship: French

Lindsay Owen-Jones                  Administrateur                  President du Conseil d'Administration de L'Oreal
21 rue du Bois de Boulogne
92200 Neuilly sur Seine,
France
Citizenship: U.K.


                                                             Page 12 of 13 Pages



Peter Brabeck-Letmathe              Administrateur                  Directeur General de Nestle SA Suisse
55 avenue Nestle
CH-1800 Vevey, Switzerland
Citizenship: Austrian

Francisco Castaner                  Administrateur
55 avenue Nestle
CH-1800 Vevey, Switzerland

Citizenship: Spanish



4.        (a)  Name:  Madame Liliane Bettencourt
          (b) Residence or Business Address: 18 rue de Labordere, 92200 Neuilly Sur Seine, France
          (c)  (i)   present principal occupation or employment:  Business Woman
               (ii)  name, principal business and address of any corporation or other organization in which such employment is conducted:
                     N/A

                                                             Page 13 of 13 Pages

                                  EXHIBIT INDEX




                                                                     Page
Exhibit                                                             Number
-------                                                             ------

1. Amended and Restated Investment and Master Strategic        Incorporated by
   Relationship Agreement, between Synthelabo and              reference to
   Angeion Corporation, dated as of October 9, 1997.           Exhibits 10.1,
   (together with Exhibits A-1, A-2, A-3, A-4 and A-5          10.7, 10.8,
   thereto, the "Investment Agreement") (the other             10.9, 10.10 and
   Exhibits are omitted since they are unrelated to            10.11 to Issuer's
   Item 6 matters).*                                           Quarterly Report
                                                               on Form 10-Q for
                                                               the period ended
                                                               October 31, 1997,
                                                               filed on December
                                                               15, 1997.
















--------
   * Portions of each exhibit have been omitted pursuant to requests for confidential treatment by the Issuer and Synthelabo.